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7 Δεκεμβρίου 2015

ΠΡΑΞΕΙΣ ΥΠΟΥΡΓΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ

Πράξη 45 της 5-12-2015

Εφαρμογή των μέτρων που προβλέπονται στο άρθρο 6α του Ν.3864/2010 (Α΄ 119), πριν τη χορήγηση κεφαλαιακής ενίσχυσης στο πιστωτικό ίδρυμα με την επωνυμία «Εθνική Τράπεζα της Ελλάδος Α.Ε.», από το Ταμείο Χρηματοπιστωτικής Σταθερότητας.

ΤΟ ΥΠΟΥΡΓΙΚΟ ΣΥΜΒΟΥΛΙΟ

Έχοντας υπόψη:

1) Τις διατάξεις:

α) του άρθρου 82 παρ. 2 του Συντάγματος,

β) των παρ. 1, 6, 8, 9, 10 και 12 του άρθρου 6Α του Ν. 3864/2010 «Περί ιδρύσεως Ταμείου Χρηματοπιστωτικής Σταθερότητας» (Α΄ 119), όπως αυτό τροποποιήθηκε με το άρθρο 1 του Ν. 4340/2015 «Για το πλαίσιο ανακεφαλαιοποίησης των πιστωτικών ιδρυμάτων και άλλες διατάξεις του Υπουργείου Οικονομικών» (Α΄ 134) και ισχύει,

γ) της 11/11-4-2014 Πράξης Υπουργικού Συμβουλίου «Ρύθμιση θεμάτων κατ' εφαρμογή της παραγράφου 11 του άρθρου 6Α του Ν. 3864/2010 (Α΄ 119), όπως προστέθηκε με την υποπαράγραφο Α3 της παραγράφου Α του άρθρου δεύτερου του Ν. 4254/2014 (Α΄85)» όπως αυτή τροποποιήθηκε με την 44/5-12-2015 Πράξη Υπουργικού Συμβουλίου [Τροποποίηση της 11/11-4-2014 Πράξης Υπουργικού Συμβουλίου «Ρύθμιση θεμάτων κατ' εφαρμογή της παραγράφου 11 του άρθρου 6Α του Ν. 3864/2010 (Α΄ 119), όπως προστέθηκε με την υποπαράγραφο Α3 της παραγράφου Α του άρθρου δεύτερου του Ν. 4254/2014 (Α΄85)» (Α΄ 90)] (Α΄165),

δ) του άρθρου 90 του Κώδικα Νομοθεσίας για την Κυβέρνηση και τα Κυβερνητικά όργανα (Π.δ. 63/2005, Α΄ 98).

2) Το γεγονός, ότι τα μέτρα που προβλέπονται στην παράγραφο 2 του άρθρου 6Α του Ν. 3864/2010 συνιστούν μέτρα αναδιοργάνωσης κατά τον ορισμό του άρθρου 2 της Οδηγίας 2001/24/ΕΚ του Ευρωπαϊκού Κοινοβουλίου και του Συμβουλίου της 4ης Απριλίου 2001 για την εξυγίανση και την εκκαθάριση των πιστωτικών ιδρυμάτων, που εισήχθη στην ελληνική νομοθεσία με το Ν. 3458/2006 «Εξυγίανση και εκκαθάριση των πιστωτικών ιδρυμάτων και άλλες διατάξεις» (Α΄ 94).

3) Το γεγονός ότι, προκειμένου το οικονομικό βάρος της διάσωσης ενός πιστωτικού ιδρύματος που κρίνεται βιώσιμο από την αρμόδια αρχή να μην αναλαμβάνεται μόνο και κατ' αρχήν από τους φορολογούμενους, και ότι προτού χορηγηθεί σε μια τράπεζα οποιαδήποτε μορφή κρατικής ενίσχυσης, είτε πρόκειται για ανακεφαλαιοποίηση είτε για μέτρο ενίσχυσης απομειωμένων περιουσιακών στοιχείων, θα πρέπει να έχει εξαντληθεί κάθε δυνατό μέτρο ενίσχυσης των ιδίων κεφαλαίων της από την ίδια την τράπεζα, αποβλέποντας με τον τρόπο αυτό στην κατά το δυνατό μικρότερη επιβάρυνση του δημοσίου χρέους.

4) Το γεγονός ότι τα μέτρα που προβλέπονται στο άρθρο 6α του Ν.3864/2010 αποσκοπούν στην προστασία του δημοσίου συμφέροντος, συνιστούν διατάξεις δεσμευτικού και άμεσου αποτελέσματος και υπερέχουν έναντι κάθε διάταξης με αντίθετο περιεχόμενο.

5) Την εισήγηση της Τράπεζας της Ελλάδας, σύμφωνα με την 165/1/5-2015 απόφαση της Επιτροπής Πιστωτικών και Ασφαλιστικών Θεμάτων (Ε.Π.Α.Θ.) της Τράπεζας της Ελλάδος για την εφαρμογή των μέτρων που προβλέπονται στο άρθρο 6Α του Ν.3864/2010, πριν τη χορήγηση κεφαλαιακής ενίσχυσης στο πιστωτικό ίδρυμα με την επωνυμία «Εθνική Τράπεζα της Ελλάδος ΑΕ», από το Ταμείο Χρηματοπιστωτικής Σταθερότητας και την εκεί διαλαμβανόμενη αιτιολογία.

6) Το γεγονός ότι με την εφαρμογή της παρούσας προστατεύονται οι δημόσιοι πόροι, καθώς ελαχιστοποιείται η παροχή κρατικής ενίσχυσης στην Εθνική Τράπεζα της Ελλάδος ΑΕ μέσω του Ταμείου Χρηματοπιστωτικής Σταθερότητας και κατά συνέπεια επιτυγχάνεται η ελάχιστη δυνατή επιβάρυνση του δημοσίου χρέους.

7) Το γεγονός ότι από την παρούσα δεν προκαλείται δαπάνη σε βάρος του κρατικού προϋπολογισμού, αποφασίζει:

1. Την υποχρεωτική εφαρμογή των μέτρων της παραγράφου 2 του άρθρου 6Α του Ν. 3864/2010, όπως ισχύει, για την κατανομή του υπολοίπου του κεφαλαιακού ελλείμματος στους κατόχους κεφαλαιακών μέσων ή άλλων υποχρεώσεων του πιστωτικού ιδρύματος Εθνική Τράπεζα της Ελλάδος Α.Ε.

2. Καθορίζονται κατά τάξη, είδος, ποσοστό και ποσό συμμετοχής τα μέσα ή υποχρεώσεις του πιστωτικού ιδρύματος Εθνική Τράπεζα της Ελλάδος ΑΕ που υπόκειται στα μέτρα του άρθρου 6 Α του Ν.3864/2010, ως ακολούθως:

	Περιγραφή	ISIN	Συνολικό ανεξόφλητο ονομαστικό ποσό στο νόμισμα έκδοσης (μετά την Εθελοντική Ανταλλαγή Τίτλων, και χωρίς τους ιδιοκατεχόμενους, όπου ισχύουν)	Αριθμός μετοχών που αναλογούν σε 100 € ονομαστικη αξία
i.	Προνομιούχες μετοχές Ν. 3723/2008	-	€ 1.350.000.000	96,6667
ii.	Προνομιούχες μετοχές Η.Π.Α.	US6336435077	U.S. $ 315.995.775	100,0000
iii.	Εγγύηση που φέρουν οι «€350.000.000 Προνομιούχοι Τίτλοι κυμαινόμενου επιτοκίου Σειράς Α μη σωρευτικού μερίσματος και άνευ δικαιώματος ψήφου»	XS0172122904	€ 10 311 000	100,0000
iv.	Εγγύηση που φέρουν οι «€350.000.000 CMS-Linked Προνομιούχοι Τίτλοι Σειράς Β, €13.082.000 μη σωρευτικού μερίσματος και άνευ δικαιώματος ψήφου»	XS0203171755	€ 13.082.000	100,0000
v.	Εγγύηση που φέρουν οι «U.S.$180.000.000 CMS-Linked Προνομιούχοι Τίτλοι Σειράς Γ, μη σωρευτικού μερίσματος και άνευ δικαιώματος ψήφου»	XS0203173298	U.S. $ 5.640.000	100,0000
vi.	Εγγύηση που φέρουν οι «€230.000.000 CMS-Linked Προνομιούχοι Τίτλοι Σειράς Δ, μη σωρευτικού μερίσματος και άνευ δικαιώματος ψήφου»	XS0211489207	€ 13.245.000	100,0000
vii.	Εγγύηση που φέρουν οι «£375.000.000 Προνομιούχοι Τίτλοι σταθερού/κυμαινόμενου επιτοκίου Σειράς Ε, μη σωρευτικού μερίσματος και άνευ δικαιώματος ψήφου»	XS0272106351	GBP £ 7.934.000	100,0000
viii.	€450.000.000 Εξαγοράσιμοι Step-Up Ομολογιακοί Τίτλοι Μειωμένης Εξασφάλισης λήξης 2020 (Tier 2 Notes)	XS0527011554	€ 17.300.593	260,3824
ix.	€750.000.000 Ομολογιακοί τίτλοι κύριου ανασφάλιστου χρέους σταθερού τοκομεριδίου λήξης 2019 (Senior Notes)	XS1063244682	€34.519.938	341,9000

Διευκρινίζεται ότι στις περιπτώσεις iii - vii η εγγύηση του πιστωτικού ιδρύματος από κοινού με τους εξαγοράσιμους χρεωστικούς τίτλους μειωμένης εξασφάλισης εκδόσεως του πιστωτικού ιδρύματος, με ISIN XS0171836561, XS0204339575, XS0204339146, XS0212896632, XS0274178507 κατά το μέρος που δεν ιδιοκρατούνται, προτείνεται να μετατραπούν όπως αναφέρεται στον ανωτέρω πίνακα σε κοινές μετοχές του πιστωτικού ιδρύματος σύμφωνα με την παρ. 2 περ. γ και την παρ. 3 του άρθρου 6α του Ν. 3864/2010, οι δε μετοχές αυτές να αποδοθούν στους κατόχους των τίτλων εκδόσεως της NBG Funding Limited, υπέρ των οποίων δόθηκε η εγγύηση. Από και διά της με-

τατροπής οι υποχρεώσεις του πιστωτικού ιδρύματος τόσο από την εγγύηση όσο και από τους εξαγοράσιμους χρεωστικούς τίτλους μειωμένης εξασφάλισης εκδόσεως του πιστωτικού ιδρύματος με ISIN XS0171836561, XS0204339575, XS0204339146, XS0212896632, XS0274178507, οι οποίοι άλλωστε εξυπηρετούν μόνο τη χρηματοδότηση προς εκπλήρωση των υποχρεώσεων της NBG Funding Limited έναντι των δανειστών της, παύουν στο σύνολό τους να ισχύουν.

3. Περίληψη της παρούσας πράξης να δημοσιευθεί στην Επίσημη Εφημερίδα της Ευρωπαϊκής Ένωσης στην ελληνική γλώσσα, καθώς και σε δύο φύλλα ημερήσιου τύπου που κυκλοφορούν σε ολόκληρη την επικράτεια των ακολούθων κρατών μελών, στην επίσημη γλώσσα αυτών: Βουλγαρία, Ηνωμένο Βασίλειο, Κύπρος, Μάλτα, Ρουμανία, με το περιεχόμενο που ορίζουν οι διατάξεις της παραγράφου 10 του άρθρου 6Α του Ν.3864/2010.

Η πράξη αυτή να δημοσιευθεί στην Εφημερίδα της Κυβερνήσεως.

Ο ΠΡΩΘΥΠΟΥΡΓΟΣ

ΤΑ ΜΕΛΗ ΤΟΥ ΥΠΟΥΡΓΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ

Ακριβές Αντίγραφο
Ο Γενικός Γραμματέας της Κυβέρνησης
ΜΙΧΑΗΛ ΚΑΛΟΓΗΡΟΥ

ΕΘΝΙΚΟ ΤΥΠΟΓΡΑΦΕΙΟ

ΕΦΗΜΕΡΙΣ ΤΗΣ ΚΥΒΕΡΝΗΣΕΩΣ

ΤΙΜΗ ΠΩΛΗΣΗΣ ΦΥΛΛΩΝ ΤΗΣ ΕΦΗΜΕΡΙΔΑΣ ΤΗΣ ΚΥΒΕΡΝΗΣΕΩΣ

Σε έντυπη μορφή:

- Για τα Φ.Ε.Κ. από 1 έως 16 σελίδες σε 1 € προσαυξανόμενη κατά 0,20 € για κάθε επιπλέον οκτασέλιδο ή μέρος αυτού.
- Για τα φωτοαντίγραφα Φ.Ε.Κ. σε 0,15 € ανά σελίδα.

Σε μορφή DVD/CD:

Τεύχος	Ετήσια έκδοση	Τριμηνιαία έκδοση	Μηνιαία έκδοση
Α΄	150 €	40 €	15 €
Β΄	300 €	80 €	30 €
Γ΄	50 €	-	-
Υ.Ο.Δ.Δ.	50 €	-	-
Δ΄	110 €	30 €	-

Τεύχος	Ετήσια έκδοση	Τριμηνιαία έκδοση	Μηνιαία έκδοση
Α.Α.Π.	110 €	30 €	-
Ε.Β.Ι.	100 €	-	-
Α.Ε.Δ.	5 €	-	-
Δ.Δ.Σ.	200 €	-	20 €
Α.Ε.-Ε.Π.Ε.	-	-	100 €

- Η τιμή πώλησης μεμονωμένων Φ.Ε.Κ. σε μορφή cd-rom από εκείνα που διατίθενται σε ψηφιακή μορφή και μέχρι 100 σελίδες, σε 5 € προσαυξανόμενη κατά 1 € ανά 50 σελίδες.

ΕΤΗΣΙΕΣ ΣΥΝΔΡΟΜΕΣ Φ.Ε.Κ.

Τεύχος	Έντυπη μορφή
Α΄	225 €
Β΄	320 €
Γ΄	65 €
Υ.Ο.Δ.Δ.	65 €

Τεύχος	Έντυπη μορφή
Δ΄	160 €
Α.Α.Π.	160 €
Ε.Β.Ι.	65 €
Α.Ε.Δ.	10 €

Τεύχος	Έντυπη μορφή
Α.Ε.-Ε.Π.Ε.	2250 €
Δ.Δ.Σ.	225 €
Α.Σ.Ε.Π.	70 €
Ο.Π.Κ.	-

- Το τεύχος Α.Σ.Ε.Π. (έντυπη μορφή) θα αποστέλλεται σε συνδρομητές ταχυδρομικά, με την επιβάρυνση των 70 €, ποσό το οποίο αφορά τα ταχυδρομικά έξοδα.

- Η καταβολή γίνεται σε όλες τις Δημόσιες Οικονομικές Υπηρεσίες (Δ.Ο.Υ.). Το πρωτότυπο διπλότυπο (έγγραφο αριθμ. πρωτ. 9067/28.2.2005 2η Υπηρεσία Επιτρόπου Ελεγκτικού Συνεδρίου) με φροντίδα των ενδιαφερομένων, πρέπει να αποστέλλεται ή να κατατίθεται στο Εθνικό Τυπογραφείο (Καποδιστρίου 34, Τ.Κ. 104 32 Αθήνα).
- Σημειώνεται ότι φωτοαντίγραφα διπλοτύπων, ταχυδρομικές Επιταγές για την εξόφληση της συνδρομής, δεν γίνονται δεκτά και θα επιστρέφονται.
- Οι οργανισμοί τοπικής αυτοδιοίκησης, τα νομικά πρόσωπα δημοσίου δικαίου, τα μέλη της Ένωσης Ιδιοκτητών Ημερησίου Τύπου Αθηνών και Επαρχίας, οι τηλεοπτικοί και ραδιοφωνικοί σταθμοί, η Ε.Σ.Η.Ε.Α, τα τριτοβάθμια συνδικαλιστικά όργανα και οι τριτοβάθμιες επαγγελματικές ενώσεις δικαιούνται έκπτωσης πενήντα τοις εκατό (50%) επί της ετήσιας συνδρομής.
- Το ποσό υπέρ ΤΑ.Π.Ε.Τ. (5% επί του ποσού συνδρομής), καταβάλλεται ολόκληρο (Κ.Α.Ε. 3512) και υπολογίζεται πριν την έκπτωση.
- Στην Ταχυδρομική συνδρομή του τεύχους Α.Σ.Ε.Π. δεν γίνεται έκπτωση.

Πληροφορίες για δημοσιεύματα που καταχωρίζονται στα Φ.Ε.Κ. στο τηλ.: 210 5279000.
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Τα φύλλα όλων των τευχών της Εφημερίδας της Κυβερνήσεως διατίθενται δωρεάν σε ηλεκτρονική μορφή από την ιστοσελίδα του Εθνικού Τυπογραφείου (www.et.gr)

Ηλεκτρονική Διεύθυνση: http://www.et.gr - e-mail: webmaster.et@et.gr

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